November 21, 2025

Tyler Glover
President, Chief Executive Officer and Director
Texas Pacific Land Corporation
1700 Pacific Avenue, Suite 2900
Dallas, TX 75201

       Re: Texas Pacific Land Corporation
           Form 10-K for the Fiscal Year ended December 31, 2024
           File No. 001-39804
Dear Tyler Glover:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Chris Steddum